

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2023

Brad K. Heppner
Chief Executive Officer
The Beneficient Company Group, L.P.
325 N. Saint Paul Street, Suite 4850
Dallas, TX 75201

> **Re: The Beneficient Company Group, L.P.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed March 6, 2023**
> **File No. 333-268741**

Dear Brad K. Heppner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2023 letter.

Amendment No. 2 to Form S-4 filed March 6, 2023

General

1. We note media coverage that Mr. Heppner stated one strategic investor has put on hold its investment in the special purpose acquisition with Avalon. Please provide updated disclosure if this presents a material risk to you, the transactions contemplated by this registration statement, or the investors.

2. We note your responses to comments 3 and 10, do not view these matters as resolved, and will continue to consider your disclosure in these regards. Please be advised that these issues must be resolved prior to effectiveness.

3.   We note your response to prior comment 1. Please supplementally include in your legal analysis supporting your conclusion that the Company is not, and will not be, an "investment company" under Section 3(a)(1)(C) of the Investment Company Act of 1940 all relevant calculations under that section of the Act. In doing so, please include an itemized analysis providing all relevant calculations on an unconsolidated basis with respect to the Company (and its subsidiaries), identifying each constituent part of the numerators and denominators. When performing this calculation, only include those assets that are recognized by U.S. generally accepted accounting principles.

Organizational Structure, page 13

4.   We note your response to comment 5 and reissue the comment in part. We note that the charts in this section show the economic percentage interest for certain entity relationships but not the voting percentage interest. Please revise to show the percentage voting interest and percentage economic interest for each entity relationship. If there is a reason why you cannot include this information, please provide us an explanation in your next response letter and also include explanatory disclosure in this section.

Risk Factors, page 45

5.   We note media coverage that pieces of legislation in Kansas have been discussed or introduced that could harm Beneficient. Please provide a separately captioned risk factor, or multiple risk factors if necessary, discussing these matters and the risks they pose to you and investors.

6.   We note your response to comment 6. Please confirm to us that the GWG bankruptcy court has unsealed all allegations in GWG's chapter 11 case. If it has not unsealed all allegations in GWG's chapter 11 case, please include a risk factor addressing risks to you and investors if the GWG bankruptcy court were to unseal all such allegations. We note media reporting that if the court were to unseal such allegations, Beneficient and its investors could suffer financial damage.

7.   We note your response to comment 8. Please expand your discussion of the risk factor on page 58 discussing the SEC investigation related to GWG to include all material public information. For example, we note news reports that the SEC has issued subpoenas subsequent to the initial subpoena received by GWG on October 2020.

8.   We note your response to comment 7 and reissue in part. Please expand upon the risk factor on page 73 addressing the conflicts of interest related to Ben Securities to include all risks alluded to on page 382. For example, you discuss on page 382 that Ben Securities will not have any responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the Merger or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (B) the business, affairs, financial condition, operations, properties or prospects of, or any other

matter concerning the Company, but you do not disclose this in your risk factor disclosure on page 73. Alternatively, please tell us why these do not represent material risks to you or investors.

<u>BCG is currently involved in legal proceedings and may be a party to additional claims and litigation in the future, page 58</u>

9. We note your response to comment 9 and re-issue in part. Please summarize the CVR Contract's material terms as asserted by PCA, to the extent that those differ from assertions by the company.

 You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Matthew L. Fry